Filed Pursuant to Rule 433

Registration No. 333-252387

Issuer Free Writing Prospectus

Republic of Peru’s €1,000,000,000 1.950% Euro-Denominated Global Bonds due 2036 (“Global Bonds”)

This pricing supplement (this “Pricing Supplement”) to the preliminary prospectus supplement dated November 9, 2021 (the “Preliminary Prospectus Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the information in the Preliminary Prospectus Supplement.

Final terms and conditions as of November 10, 2021

Issuer	Republic of Peru

Issue Type	SEC Global Registered

Global Coordinators and Bookrunners	BNP Paribas J.P. Morgan Securities plc Merrill Lynch International Morgan Stanley & Co. International plc

Issue Amount	€1,000,000,000

Issue Price	98.453%

Settlement Date	November 17, 2021 (T+5)

Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Maturity	November 17, 2036

Optional Make-Whole Redemption	Prior to August 17, 2036, make-whole call at Benchmark Rate plus 35 basis points

Optional Par Redemption	On and after August 17, 2036, call at 100.00%

Regular Record Dates	November 14 of each year

Coupon	1.950%

Interest Payment Dates	November 17 of each year, beginning on November 17, 2022

Re-Offer Spread over Interpolated Mid-Swap	+175 bps

Reference Mid-Swap Interpolated Rate	0.321%

Benchmark Instrument	DBR 0.000% due May 15, 2036

Benchmark Price and Yield	101.28 / -0.088%

Offer Spread over Benchmark	+215.9 bps

Yield to Maturity	2.071%

Gross Proceeds to Issuer	€984,530,000

Interest Rate Basis	Act/Act

Governing Law	New York

Clearing	Euroclear / Clearstream

ISIN	XS2408608219

Common Code	240860821

Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID / No EU PRIIPs KID: Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs or EU PRIIPs key information document (KID) has been prepared as the securities are not available to retail investors in the UK or the EEA.

The following additional information of the Republic of Peru and regarding the securities is available from the U.S. Securities and Exchange Commission’s (“SEC”) website and also accompanies this free writing prospectus:

Preliminary Prospectus Supplement dated November 9, 2021 to Prospectus dated February  8, 2021.

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521323697/d231510d424b2.htm

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521323666/0001193125-21-323666-index.htm

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521305507/0001193125-21-305507-index.htm

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521310423/0001193125-21-310423-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas +44 (0) 20 7595 8222

J.P. Morgan Securities plc: +44-207-134-2468

Merrill Lynch International: +44 (0)20 7995 3966

Morgan Stanley & Co. International plc: +1 (866) 718-1649 (toll-free)

Delivery of the Global Bonds is expected on or about November 17, 2021, which will be the fifth business day following the date of pricing of the Global Bonds (“T+5”). Under Rule 15c6–1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Global Bonds prior to the Settlement Date may be required, by virtue of the fact that the Global Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Global Bonds who wish to trade the Global Bonds prior to the Settlement Date should consult their own advisor.

Any distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the bonds is responsible for undertaking its own target market assessment in respect of the bonds and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither Peru nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This Pricing Supplement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in this Pricing Supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Peru that it and any person on whose behalf it acquires securities is not a “retail investor” (as defined above).

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK Product Governance Rules”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the bonds is responsible for undertaking its own target market assessment in respect of the bonds and determining the appropriate distribution channels for the purposes of the UK Product Governance Rules. Neither Peru nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK Product Governance Rules.

This Pricing Supplement has been prepared on the basis that the requirement under the Financial Services and Markets Act 2000 (the “FSMA”) and the Prospectus Regulation, as it forms part of United Kingdom (“UK”) domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”), to publish or produce a prospectus for offers of securities does not apply.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of FSMA and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. No key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and the securities will not be offered or sold or otherwise made available to any retail investor in the UK.

Each person in the UK who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in this Pricing Supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Peru that it and any person on whose behalf it acquires securities is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.